UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 28, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DJSP Enterprises, Inc.

File No. 001-34149 - CF#25022

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DJSP Enterprises, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 2, 2010, as amended on June 25, 2010.

Based on representations by DJSP Enterprises, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.10	through January 15, 2020
Exhibit 4.11	through January 15, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Barbara C. Jacobs
Assistant Director